M. ALI PANJWANI

Partner

Direct Tel: 212-326-0820

Fax: 212-326-0806

ali.panjwani@pryorcashman.com

May 13, 2024

Via Edgar

Uwem Bassey

Jan Woo

Dave Edgar

Chris Dietz

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	zSpace, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted April 1, 2024
CIK No. 0001637147

Ladies and Gentlemen:

On behalf of our client, zSpace, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 3 to the Draft Registration Statement on Form S-1 of the Company (“Amendment No. 3”), marked to indicate changes from Amendment No. 2 to the Draft Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2024.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated April 15, 2024 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3. References in the responses to page numbers are to Amendment No. 3 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Securities and Exchange Commission

May 13, 2024

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted on April 1, 2024 2024

Capitalization, page 51

1.	We note your response to prior comment 10. Please revise to include an adjustment to eliminate the interest expense and debt discount amortization on loans that were converted into NCNV preferred stock as part of the recapitalization transaction. Include similar adjustments to the pro forma consolidated balance sheet data on page 12.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 12 of Amendment No. 3 to include an adjustment to eliminate the interest expense and debt discount amortization on loans that were converted into NCNV preferred stock as part of the recapitalization transaction, and on page 13 to make similar adjustments to the pro forma consolidated balance sheet data.

Dilution, page 54

2.	We note your response to prior comment 11. As previously requested, please revise to exclude deferred offering costs from net tangible book value and net tangible book value per share.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 52 of Amendment No. 3 to exclude deferred offering costs from net tangible book value and net tangible book value per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 60

3.	Your response to prior comment 12 indicates that the inventory adjustments in 2022 related to inventory write-offs associated with product and component shortages due to pandemic-related supply chain disruptions, which you do not expect to recur; however, it appears that there will be similar inventory adjustments in 2023. As inventory write-offs are a normal, recurring operating expense necessary to operate your business these adjustments are inconsistent with Question 100.01 of the Non-GAAP C&DIs. Please revise your non-GAAP measures to remove these adjustments.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 58 – 59 of Amendment No. 3 to remove these inventory write-offs associated with product and component shortages due to pandemic-related supply chain disruptions.

Consolidated Financial Statements

Note 7. Stock-based Compensation Expense

Determination of fair value of stock options, page F-27

4.	We note your responses to prior comments 20 and 21 and your revised disclosures. Please tell us how you considered ASC 718-10-30-27 when determining your accounting. In this regard, we note that when you determined the expected term of the stock options with a performance condition, you considered the contractual date of the performance condition, and that the volatility was determined over the estimated time to the liquidity event. ASC 718-10-30-27 indicates that performance conditions which affect vesting should not be reflected in estimating the fair value of an award at the grant date. Please revise your disclosures and the valuations of any stock options containing performance conditions accordingly. Also, as previously requested in prior comment 20, tell us the fair value of the underlying common stock for the options granted in 2022.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages F-30 and F-31 of Amendment No. 3 so that performance conditions which affect vesting are not reflected in estimating the fair value of an award at the grant date and to include the fair value of the underlying common stock for the options granted in 2022.

September 2022 Stock Option Issuance, page F-28

5.	You disclose on page F-29 that you will begin recognizing expense related to the September 2022 options upon the occurrence of a liquidity event and it appears that this offering is a liquidity event. Please revise to disclose the amount of expense you will record upon effectiveness of the offering.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-31 of Amendment No. 3 to clarify that the liquidity event was specific to the terminated reverse recapitalization (Edtech X SPAC) and doesn’t include the current offering. As such, the Company will not record an expense for the September 2022 options.

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Securities and Exchange Commission

May 13, 2024

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 3 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc:	Mr. Paul Kellenberger
zSpace, Inc.